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                      FORTUNE MAGAZINE AND FINANCIAL TIMES
                              HIGHLIGHT DUKE ENERGY

o The energy company is considered the most admired of its industry sector in the United States, according to the ranking made by the American magazine, and the most respected according to a poll carried out by the British publication.

The prestigious publications Fortune, from the United States, and Financial Times, from Great Britain, have pointed up Duke Energy's management in the energy sector, both in the United States and around the world.

According to the survey of Financial Times, in which Chief Executive Officers of 53 countries were polled during 1998, Duke Energy led the world ranking as the top utility.

In the March 1st, 1999 Fortune issue, dedicated to the companies that are most admired by more than 10 thousand American executives and financial analysts, Duke Energy was considered the best among the top 10 electric and gas companies in: management quality, product quality, innovativeness, investment value, financial soundness, talent, social responsibility and use of assets.

Duke Energy Corporation, through its subsidiary Duke Energy International (DEI), has launched a tender offer for Empresa Nacional de Electricidad, S.A. (Endesa Chile), subject to the condition that the shareholders increase the shares concentration limit.

Bruce Williamson, president and Chief Executive Officer of DEI, has pointed out that, if the tender offer for Endesa succeeds, the company will be transformed into the vehicle through which DEI will channel its investments in South America. To be able to access Endesa's control, the American company would invest approximately US$ 2.100 millions in the shares's purchase.

Duke Energy is a global energy company, with assets of more than US$ 26.000 millions. It operates in 50 countries. It is a leader in the development, ownership and operation of electric, natural gas and liquid gas companies. Duke Energy's headquarters are based in Charlotte, North Carolina (USA).




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